082-03470



10016461



100 Inspiring Years

1910-2010

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 2288 9371
Fax : 91 33 2288 4016/1256/2259/2260

ITC Ltd

4th October, 2010

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd
7, Lyons Range
Kolkata 700 001


SEC Mail Processing
Section
OCT 08 2010
Washington, DC
193

SUPPL

Dear Sirs,

Corporate Governance requirements under Clause 49 of the Listing Agreement – Quarterly Compliance Report

We enclose the Compliance Report in the prescribed format for the quarter ended 30th September, 2010, in respect of Corporate Governance requirements under Clause 49 of the Listing Agreement.

The above Report is also being posted on the Corporate Filing and Dissemination System (CFDS) in terms of Clause 52 of the Listing Agreement.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Sr. Deputy Secretary

Encl. as above

10/20

100 Inspiring Years
1910-2010

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg


SEC MAIL PROCESSING SECTION
RECEIVED
OCT 08 2010
193
WASH., D.C.


SEC MAIL PROCESSING
RECEIVED
OCT 0 8 2010
WASH, D.C.
193
SECTION

ITC Limited

Corporate Governance - for the Quarter ended 30th September, 2010

Particulars	Clause of Listing agreement	Compliance status (Yes/No/NA)	Remarks
I. Board of Directors	**49 (I)**	**Yes**	
(A) Composition of Board	49 (IA)	Yes	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C) Other provisions as to Board and Committees	49 (IC)	Yes	
(D) Code of Conduct	49 (ID)	Yes	
II. Audit Committee	**49 (II)**	**Yes**	
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B) Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee	49 (IIC)	Yes	
(D) Role of Audit Committee	49 II(D)	Yes	
(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III. Subsidiary Companies	**49 (III)**	**NA**	The Company does not have any material non-listed Indian subsidiary.
IV. Disclosures	49 (IV)	**Yes**	
(A) Basis of related party transactions	49 (IV A)	Yes	
(B) Disclosure of Accounting Treatment	49 (IV B)	NA	Deviations, if any, alongwith reasons thereof will be reported in the Corporate Governance Report forming part of the Annual Report.
(C) Board Disclosures	49 (IV C)	Yes	


Virginia House
37, J.L. Nehru Road, Kolkata-700071
ITC Limited

ITC Limited

Corporate Governance - for the Quarter ended 30th September, 2010

Particulars	Clause of Listing agreement	Compliance status (Yes/No/NA)	Remarks
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	NA	The Company has not made any public issue, rights issue, preferential issue in the recent past.
(E) Remuneration of Directors	49 (IV E)	Yes	Disclosures, as necessary, are being made in the Corporate Governance Report forming part of the Annual Report.
(F) Management	49 (IV F)	Yes	49 (IV F)(i) : Management Discussion & Analysis forms part of the respective years' Directors' Report. 49 (IV F)(ii) : Material financial and commercial transactions as covered under this sub-clause, if any, will be disclosed to the Board. Senior management also provides a nil disclosure to the Board, annually, even if there are no such transactions.
(G) Shareholders	49 (IV G)	Yes	
V. CEO/CFO Certification	49 (V)	Yes	
VI. Report on Corporate Governance	49 (VI)	Yes	
VII. Compliance	49 (VII)	Yes	



Virginia House
37, J. L. Nehru Road, Kolkata-700071
ITC Limited



ITC Limited

(R. K. Singhi)
Senior Deputy Secretary